Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

Entergy and ITC Initiate Transaction Approval Process with LPSC Filing

Entergy Corporation and ITC Holdings Corp. today filed a joint application with the Louisiana Public Service Commission seeking approval of the spin-off and merger of Entergy’s electric transmission businesses. This filing by Entergy Louisiana and Entergy Gulf States Louisiana in conjunction with ITC and ITC Midsouth LLC is the first step in the extensive approval process for the spin-off and merger, which is an important step in Entergy’s plan to adapt its business to a changing world and deliver greater benefits to customers and communities.

“This transaction is expected to bring significant benefits to our customers as we seek to meet the challenges associated with transforming the U.S. electric grid for the 21st century and beyond,” said Bill Mohl, president and chief executive officer of Entergy Louisiana and Entergy Gulf States Louisiana. “ITC’s sole business is transmission, and the company possesses a demonstrated capability to own, build, and operate transmission systems at industry-leading levels. The transaction will facilitate and build on the customer benefits of joining the MISO regional transmission organization’s Day 2 wholesale market.”

Why spin off and merge the transmission business?

The electricity industry – and Entergy’s operating companies – face growing challenges to keep pace with the capital investment requirements necessary to maintain and upgrade aging infrastructure, meet environmental regulations and serve an energy-intensive economy. In the industry as a whole, these investments are projected to total $1.5 trillion to $2 trillion between 2012 and 2030. Over the next seven years, transmission capital spending for the Entergy operating companies could increase more than 100 percent versus the previous seven year period (excluding storm capital). As the nation’s first and largest independent, transmission-only utility, ITC can successfully finance significant transmission system improvements while delivering excellence in reliability and operations to the region.

Joseph L. Welch, ITC chairman, president and chief executive officer agreed with Mohl’s assessment. “The electric industry is evolving, and ITC is well-positioned to make the infrastructure investment required to complete the modernization of the grid,” he said. “We have a track record of operational excellence, and ITC will deliver the near-term and longer-term benefits to customers that result from a high-performing, reliable transmission system and a regional planning view that promotes the benefits of the competitive electric market, all of which is in the public interest. We look forward to serving the state and entire region to meet future energy demands.”

The transaction delivers near-term and longer-term benefits that result from a high-performing transmission system, including improved reliability and efficiency and lower overall costs of delivered energy. The filing estimates modest increases in residential bills in 2014 of 52 cents per month (approximately one-half of a percent) for Entergy Louisiana and $1.20 per month (approximately 1.3 percent) for Entergy Gulf States Louisiana for a 1,000 kWh residential customer, exclusive of timing differences and without reflecting the offsetting near and longer-term benefits of the transaction.

Similar regulatory filings will be completed this summer and fall in Arkansas, Mississippi, Missouri, New Orleans, and Texas as well as with the Federal Energy Regulatory Commission. The companies target a transaction close in 2013 pending required regulatory approvals and other closing conditions.

Employees can learn more about the transaction on the transmission merger intranet page.

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Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012, and Entergy’s other reports and filings made under the Securities Exchange Act of 1934; (ii) the following transactional factors (in addition to others described elsewhere in this presentation and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Important information and Where to Find It

ITC and Transco will file registration statements with the Securities and Exchange Commission (“SEC”) registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions. ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

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